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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Licht Christopher R		02/24/2003
	(Last) (First) (Middle)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
	1715 Yankee Doodle Road		Transport Corp of America, Inc. TCAM		☐ Director	☐ 10% Owner
					☒ Officer (give title below)
	(Street)				☐ Other (specify below)
	Eagan MN 55121	6.	If Amendment, Date of Original (Month/Day/Year)		VP Safety and Risk Management
	(City) (State) (Zip)			7.	Individual or Joint/Group Filing (Check One)
					☒ Form filed by One Reporting Person
					☐ Form filed by More then One Reporting Person

*	If the form is filed by more than one reporting person, see instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

None

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5
			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Stock Option			(1)	2/26/2013		Common Stock	5,000		5.25		D

Explanation of Responses:
(1) Right to buy stock - Employee stock option granted on 2/26/2003 pursuant to stock plan qualified under Rule 16b-3. The option vests in four equal installments on each of February 26, 2004, 2005, 2006, and 2007.

/s/ Christopher R. Licht	02/27/2003
**Signature of Reporting Person	Date

Power of Attorney:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.